EXHIBIT 16


PricewaterhouseCoopers, LLP
Ten Almaden Boulevard, Suite 1600
San Jose, California  95113


July 27, 1998

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Gentlemen:

We have read the statements made by Datalink Systems Corporation (copy attached) which we understand were filed with the Commission, pursuant to Item 4 of Form 8-K, as part of the Company's Form 8-K report for the month of July 1998. We agree with the statements concerning our Firm, which should have been referred to as PwC, contained in such Form 8-K, except as set forth below:

The second sentence of paragraph 2 states that "the Company asked PC to explain the rationale for using EITF 88-18 including the ambiguity of the term "investor" required in the application of EITF 88-18. When PC could not do so, the Company questioned the applicability of EITF 88-18." We consider there to be no ambiguity over the accounting treatment of revenues arising from the sale of certain technologies and that EITF 88-18, "Sale of Future Revenues," including its definition of "investor," applies to these transactions. The rationale for using EITF 88-18 was discussed at length with the Company's management during our audits for the years ended March 31, 1998 and 1997. Footnotes 5 and 6 of the financial statements for the years ended March 31, 1998 and 1997, respectively, disclose the nature of the transaction and related accounting.

The first sentence of paragraph 3 states "the Company was asked by PC to provide an alternative GAAP treatment that PC would find acceptable." We did not request the Company to seek an alternative accounting treatment. The Company advised PwC that it would seek alternative accounting treatment if PwC did not change its position on the appropriate accounting. We continually advised the Company that EITF 88-18 was the appropriate accounting principle.

The third sentence of paragraph 3 states "all SEC filings have been made in accordance with PC's direction and approval." Our role is not to direct and approve SEC filings. Our responsibility with respect to other information in a document (e.g., Form 10-KSB) does not extend beyond the financial information identified in our report.

Paragraph 5 of the filing states that "The Company is not aware of any current disagreement or reportable event, within the meaning of Item 304 of Regulation S-B." In September 1997, we advised the Board of Directors of certain internal control weaknesses, which we considered to be reportable conditions which constituted "material weaknesses" as defined by the American Institute of Certified Public Accountants. These material weaknesses were as follows:

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     *  Failure to file periodic reports required under the Securities and Exchange Act of 1934 on a timely basis;

     * Material audit adjustments related to the sale of technology, accounts payable and accrued liabilities and common stock transactions;

     * Adequacy of accounting records maintained by the Company related to common stock transactions.

Similarly, during the March 31, 1998 audit, material audit adjustments were necessary in connection with certain equity related transactions. In June 1998, we advised the Company that those adjustments would necessitate the restatement of the Company's financial statements in its Form 10-QSB for the quarter ended December 31, 1997. The effect of such restatement would be to increase additional paid-in capital and accumulated deficit by approximately $10.7 million and to adjust related loss-per-share data. As of the date of this letter, we are not aware that an amended Form 10-QSB has been filed with the Commission. Concurrent with the issuance of this letter, we will be formally advising the Audit Committee that these adjustments also constitute "material weaknesses" in internal control.

Other matters, which should have been disclosed by the Company, are as follows.

Except as described below in the following sentence, the reports of PwC on the Company's financial statements for the fiscal years ended March 31, 1996 and 1997 did not contained an adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The report of PwC dated June 19, 1997 on the Company's financial statements as of March 31, 1997 and for the year then ended contained a paragraph stating that the Company's recurring losses from operations raised substantial doubt as to the Company's ability to continue as a going concern.

The disagreement discussed in paragraph 2 occurred during both of the Company's fiscal years ended March 31, 1998 and 1997. Other than this matter, in connection with its audits for the two most recent fiscal years and through July 17, 1998, there have been no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC would have caused them to make reference thereto in their report on the financial statements for such years.

During our audit for the Company's fiscal year end March 31, 1998, we were informed by certain members of management that they had sought the opinions of several other accounting firms regarding the matter of disagreement discussed above.

Very truly yours,

PricewaterhouseCoopers LLP



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